Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of

August	2003,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td>AB ELECTROLUX (publ.)</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
<tr><td>Date: August 5, 2003</td><td>By   /s/ William G. E. Jacobs</td></tr>
</table>

Electrolux signs agreement to divest its shareholding in Vestfrost A/S

Electrolux has signed an agreement to sell its shares in the Danish company Vestfrost A/S to the Esbjerg Group in Denmark. The Esbjerg Group will thereby increase its shareholding in Vestfrost from 50% to 100%.

Vestfrost manufactures and sells refrigerators, upright freezers and chest freezers. In 2002, sales amounted to approx DKK 1,100m and the number of employees was 1100.

Electrolux has owned 50% of the shares in Vestfrost since 1972. The divestment is part of the strategy to focus on operations where the Group is the majority owner.

The sale is expected to be completed as of August 15, 2003 and will not have any significant impact on the Group's income and financial position.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka, Flymo and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

The Electrolux Press Hotline can be reached at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document by fax to +46 8 738 74 61 and state your name, company, and fax number as well as what should be change.

AB ELECTROLUX (PUBL)

MAILING ADDRESS

SE-105 45 STOCKHOLM	**TELEPHONE**	**TELEFAX**	**INVESTOR RELATIONS**	**WEBSITE**
SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 738 60 03	www.electrolux.com